INVEST IN **SIRCLES**

❤️ The Social Recommendations App Designed To Destroy Yelp!

PITCH VIDEO   INVESTOR PANEL


Sircles
yelp

sircles.com   Sacramento CA

SaaS   Travel & Tourism   Mobile Apps

Featured Investors

Investors include

Jordan Baldwin   Dale Moss   Rob Williams



Jordan Baldwin

Syndicate Lead

Founder and CEO of Ridgeline Engineering, University Professor, and Active Investor.

Invested in Wefunder and Sircles

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32 followers

Sircles is a game-changer! This innovative application seamlessly bridges the gap between technology and genuine human connections. With Sircles, making recommendations to friends has never been more effortless and enjoyable. Its user-friendly interface ensures a smooth experience, while its sophisticated algorithms guarantee personalized suggestions tailored to individual preferences. Say goodbye to endless scrolling and hello to a world of curated recommendations. Sircles is not just an

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Invested $10,000 this round & $100,000 previously

Highlights

1. Raised over $4M in rapid succession.
2. Amazon AWS Activate, $100,000 recipient.
3. Attracted over 25,000 beta testers
4. Day 2 retention over 60%!
5. Over 650 positive ratings in app stores averaging 4.7 stars.
6. #1 Trending App on Kickstarter on launch day.
7. Enlisted thousands of businesses to promote Sircles at their establishments at no cost to us.
8. All about positivity!

Our Team



John Worthington Co-Founder, CEO

Founded and scaled Tech 2U to nearly $10M in ARR. Built a highly qualified and loyal team of executives. Tech 2U provides computer repair, managed services, web development and digital marketing to the Sacramento, San Diego, and Las Vegas markets.

> As small business owners, we've witnessed how serious the problem with Yelp is. They are self-serving brokers of toxicity, unfairness and bullying. Yelp cares nothing for the small businesses they force onto their platform nor do they care about the rampant negativity and false reviews that threaten the reputation of many companies. As users, we have a circle of friends who have recommendations we trust FAR more than reviews. Sircles solves both problems. No reviews, means nothing negative... just LOVE ❤



Todd Fiore Co-Founder, CIO

Co-Founder of Tech 2U. Established the technical systems and infrastructure to scale Tech 2U to nearly 100 employees. Created the culture at Tech 2U that makes it the most beloved tech company in Sacramento for IT professionals and customers.



Daniel HINKLE Co-Founder, COO

Early employee at Tech 2U, VP of Digital Marketing. Generated millions in revenue. Formed key strategic partnerships with celebrity influencers that were critical to scaling Tech 2U and have proven extremely beneficial to Sircles.



Rob Williams Advisor, Strategic Partner

Owner of Williams Broadcasting and the RAD RADIO show, broadcast in Sacramento, Reno, and worldwide at www.radradio.com



Shawntelle Minear EVP, Business Affairs



Dale Moss Head of Social Impact



Taj Singh Community Manager

The Problem(s): Yelp and Online Review Platforms Mistreat Small Businesses and Mislead Consumers

Yelp is widely known as a Billion-Dollar Bully and extortionist

Biased algorithms and a deliberate intent to force small businesses to comply with their corrupt practices, makes Yelp one of the most despised online review platforms for small businesses whilst creating an unreliable and untrusted source of recommendations for the unsuspecting consumer.

Positivity is the future. People are exhausted by online bullying, politics, and drama. Sircles was designed to promote sharing and positive vibes only!

Meet Sircles: Recommendations From Your Friends and People You Trust


Sircles
POSITIVE VIBES
ONLY



Your Favorites Are Your Recommendations

Sircles works in two ways:

1. When you favorite a business, it stores that business for you to recall later (like a digital rolodex).

2. Sircles *also* displays your recommendation publicly for all your friends and followers to see.

Friends can simply tap on a category to find recommendations from their friends in the app—it's that simple.

Here's a short video that shows this in action:



Sircles has a competitive advantage that cannot be copied by incumbents:

We are a platform built from the ground up to disallow negativity and only promote positive interactions. No more anxiety scrolling through your feed hoping you don't run into your crazy uncle's political views. No more bullying or shaming. No more toxic, negative reviews to sift through. Sircles is Yelp meets Facebook for recommendations, sharing, group activities and other positive interactions, but we strip out all the negativity.

Finally! A safe, fun place we can go to be together—to share and explore great places and entertainment recommendations.

Beta users LOVE the first version of the app!


What people are saying about Sircles
cathescreations I can't wait for this...sounds amazing. I feel like we always need a recommendation for some sort of business.
cupcakestocurry Very cool project. good luck
amanda_in_sacramento Congratulations! My partner and I are actually incorporating your app into our future B2B plans this Spring / Summer!
pinkladyinvestigations I can't wait!! As a business owner, Iim
Craig Blalock I'm actually pretty psyched about this platform. I'm going to speak to the owner of the business that I'm a General Manager for. We're out here in Missouri, but I think if this app catches on this could be something he would definitely want our business to be a part of.


ksullen Great idea!
kalliprendergast This is awesome! So excited for Sircles
greeneyes89511 Yes, this is the life changing product he built up so we can forget about Yelp and their underhanded practices, nasty reviews that are often untrue and pushing business owners to continuously pay them more and more money. For instance, our company has an additional 200 plus 5 star reviews from our clients that Yelp refuses to post for us because the clients aren't avid Yelp posters, or the offer they've given us to pay them to remove false reviews, to name a few shady shit pracrices they use. I'm all for this! Way to go Tech 2U and RAD!
super excited for this app!!!
the.makeup.bar.916 Can't wait to see what this app does for us local business owners
gourmetdelion Finally It's going to be amazing!
cleanairrideshare Amazing! Finally a service that has reviews from people we know and trust!
the_haunted_shark Congratulations!! Excited it's coming out finally
Joshua Hughes Just hearing about this. Sadly to late to pledge. I own multiple businesses and am fed up with yelps extortion tactics. I have spent thousands advertising on yelp and any time we stop advertising our reviews get filtered, almost immediately! Looking forward to an honest review site, looking forward to advertising with Sircles!
VEOSPORT
I've been waiting for an app like this. This is going to change the game. Great job Sircles team.
Jennifer Young
I just backed this. Am a bus. Owner & this is a fabulous idea. Interested as well in invest opportunities. Thx
Laurie Coffroth
Can't wait to have this app live and ready to use! There have been MANY TIMES in the past two months that I needed a recommendation!

How To Monetize:

Sircles is subscription based and aims to stay away from the ad based revenue model. When businesses claim their profile page ($20/mo), they unlock the ability to place coupons on a local map, gain full control over their profile, and get access to detailed analytics, such as which users have "favorited" their business. Very simple, affordable, and automated.


Aquiesce Winery
$$$$
5.1 miles away
Wineries & Breweries
Favorited By:
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Where are we now? Why is the timing right?

Just as we promised, Sircles launched on iOS and Android on February 1st, 2021. The overall reaction by users of the app has been overwhelmingly positive and encouraging. We're approaching 20,000 downloads since launch and have over 500 positive reviews with an average of 4.8 stars. We currently have several

hundred businesses interested in our app who could become potential subscribers, with many more on the way as we launch our influencer and social media campaigns. We have expanded our development team, adding more talented programmers and quality assurance specialists who continue to develop new features and improve existing ones. The social media landscape has become increasingly saturated with negativity, hate and disinformation, especially in these troubled times when so many are struggling. At the core of the Sircles experience is positivity, love, and trust. Given the current state of the world we feel the timing for Sircles couldn't be better!